Exhibit 3.1

AMENDMENT NO. 2
TO
AMENDED AND RESTATED BY-LAWS
OF
EMERGENT CAPITAL, INC.

Amendment No. 2 to the amended and restated by-laws (the “By-laws”) of Emergent Capital, Inc., a Florida corporation (the “corporation”).

1.Pursuant to the resolution of the Board of Directors of the Corporation (the “Board of Directors”), dated April 6, 2018, Section 4.1 of the By-laws is hereby amended by deleting the following phrase from the end of the second sentence of such section:

“, but no such resolution shall increase or decrease the number of directors by more than one without the approval of shareholders pursuant to Section 3.11(a).”

2.This Amendment shall be effective as of May 31, 2018.

3.In all respects not amended, the By-laws are hereby ratified and confirmed and remain in full force and effect.

EMERGENT CAPITAL, INC.

By:	/s/ Patrick J. Curry
Name:	Patrick J. Curry
Title:	Chief Executive Officer